Exhibit 99.1

Announcement of Acquisition of Assets (Shinhan Card)

On March 9, 2020, the board of directors of Shinhan Card, our wholly-owned credit card subsidiary, resolved to enter into the contract on the acquisition of long-term car rental business assets in order to expand its revenue and interest income base. The key details of the acquisition are as follows;

•	Contract Counterparty: Hyundai Capital Services

•	Assets to be acquired: Long-term car rental business (installment finance)

•	Acquisition Price: up to KRW 500 billion

•	Acquisition Date: to be determined

•	Decision Date: March 9, 2020
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Other considerations

- The above assets to be acquired will be recorded as securities measured at amortized cost in a statement of financial position and relevant revenues will be recognized as interest income in an income statement.

- The above ‘Acquisition Price’ is the maximum price for the acquisition and may vary depending on several conditions including customers’ consent rate.

- The above ‘Decision Date’ is the date Shinhan Card entered into the contract.

- The contract terms are subject to change in due course and Shinhan Financial Group will make further disclosures in the event of material changes to the above contract.